UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Family Dollar Stores, Inc.

(Name of Subject Company)

D3 Merger Sub, Inc.

a wholly owned subsidiary of

Dollar General Corporation

(Names of Filing Persons and Offerors)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

307000109

(Cusip Number of Class of Securities)

Rhonda M. Taylor

Senior Vice President and General Counsel

Dollar General Corporation

100 MISSION RIDGE

GOODLETTSVILLE, TN 37072

(615) 855-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Marni J. Lerner, Esq.

Christopher R. May, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$9,308,187,200	$1,198,894.51

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $80.00, the per share tender offer price, by (b) the sum of (i) 113,951,710, the number of outstanding shares of Family Dollar common stock plus (ii) 1,579,968, the number of shares of Family Dollar common stock subject to issuance pursuant to stock options plus (iii) 820,662, the estimated number of shares of Family Dollar common stock subject to performance share rights under Company PSR Awards. The foregoing share figures were based on the Agreement and Plan of Merger entered into among Family Dollar, Dollar Tree and Dime Merger Sub, Inc., dated as of July 27, 2014 filed with Family Dollar’s Form 8-K filed on July 28, 2014 with the Securities and Exchange Commission.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,198,894.51.	Filing Party: Dollar General Corporation.
Form or Registration No.: Schedule TO-T (File No. 005-14318)	Date Filed: September 10, 2014.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 3 to Schedule TO (this “Amendment”) is filed by Dollar General Corporation, a Tennessee corporation (“Dollar General”), and D3 Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Dollar General (the “Purchaser”), and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 10, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by Dollar General and the Purchaser and relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.10 per share (together with the associated preferred share purchase rights, the “Shares”), of Family Dollar Stores, Inc., a Delaware corporation (“Family Dollar”), at $80.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal that accompanies the Offer to Purchase, dated September 10, 2014. This Amendment is being filed on behalf of Dollar General and the Purchaser. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

The information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as follows:

1.	The Offer was scheduled to expire at 5:00 p.m., New York City time, on October 8, 2014. The Expiration Date of the Offer is extended until 5:00 p.m., New York City time, on October 31, 2014, unless further extended. As of 5:00 p.m. New York City time on September 30, 2014, 126,499 Shares had been validly tendered in, and not withdrawn from, the Offer.

All references regarding the scheduled expiration of the Offer being “5:00 p.m., New York City time, on October 8, 2014” set forth in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees are hereby amended and replaced with “5:00 p.m., New York City time, on October 31, 2014”.

2.	The language “and the conditions to effecting the Proposed Merger pursuant to Section 251(h) of the DGCL being satisfied upon the acceptance for payment of Shares tendered pursuant to the Offer” is hereby amended as follows:

(a) Such language in clause (iii) of the second paragraph of the cover page of the Offer to Purchase is hereby replaced in its entirety by the following:

“and Dollar General and the Purchaser being satisfied, in their reasonable discretion, that the conditions to effecting the Proposed Merger (as defined below) pursuant to Section 251(h) of the DGCL are capable of being satisfied on the Expiration Date so that the Proposed Merger can be completed on the Expiration Date or the next succeeding business day”.

(b) Such language in clause (iii) of the answer to the question “What are the most significant conditions to the Offer” in the “Summary Term Sheet” of the Offer to Purchase, clause (iii) of the second paragraph of the “Introduction” of the Offer to Purchase and clause (iii) of Section 3 of the Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees is hereby replaced in its entirety by the following:

“and Dollar General and the Purchaser being satisfied, in their reasonable discretion, that the conditions to effecting the Proposed Merger pursuant to Section 251(h) of the DGCL are capable of being satisfied on the Expiration Date so that the Proposed Merger can be completed on the Expiration Date or the next succeeding business day”.

3.	The third sentence of the answer to the question “Have you held discussions with the Family Dollar Board regarding the Offer” in the “Summary Term Sheet” of the Offer to Purchase is hereby replaced in its entirety by the following:

“Since August 18, 2014, Dollar General has publicly expressed a desire to enter into a negotiated business combination with Family Dollar and has publicly announced the two proposals that Dollar General has submitted to the Family Dollar Board.”

4.	The subsection titled “Background of the Offer” in Section 11 “Background of the Offer; Proposed Merger Agreement; Other Transactions with Family Dollar” of the Offer to Purchase is hereby amended as follows:

(a)	The second and third sentences of the first paragraph thereof are hereby replaced in their entirety by the following:

“In particular, from time to time over the years, management and the Dollar General Board have considered an acquisition of Family Dollar, which consideration has included extensive analyses of the related antitrust considerations by management working together with experienced outside counsel. As with any other material decision that can be expected to have a significant and long-lasting impact on Dollar General’s future business and prospects, the Dollar General Board and management team prefer, when possible, to act only when circumstances are optimal to ensuring the success of the decision. Accordingly, although the Dollar General Board considered an acquisition of Family Dollar at various points, as discussed further below, for various reasons such as non-operating factors that influenced Family Dollar’s stock price, certain statements by Mr. Levine which led Dollar General to believe that his desire to serve as the chief executive officer of the combined company and retain its headquarters in Charlotte, North Carolina, might interfere with negotiations, the involvement of activist investors in Family Dollar’s stock, the need of Dollar General to complete its antitrust analysis and financial analyses of such transaction as well as financing considerations thereof, coupled with statements by Family Dollar that Family Dollar was not for sale and the impression given by Family Dollar that there was no urgency for Dollar General to act, the Dollar General Board did not propose a transaction to Family Dollar until after the public announcement of the Dollar Tree Merger Agreement. Upon the announcement of the Dollar Tree Merger Agreement, when it became clear that, although circumstances were not optimal, the otherwise still attractive opportunity might be lost, the Dollar General Board acted quickly to communicate an offer to the Family Dollar Board.”

(b)	The following is hereby added at the end of the last sentence in the fifth full paragraph:

“After such discussion, the Dollar General Board authorized management to meet with Mr. Levine in order to evaluate Family Dollar’s interest in a potential combination.”

(c)	The following is hereby added at the end of the last sentence in the ninth full paragraph:

“After such discussion, the Dollar General Board instructed management to continue to evaluate a potential acquisition of Family Dollar.”

(d)	The fourteenth paragraph is hereby replaced in its entirety by the following:

“On June 18, 2014, the Dollar General Board met with management to further discuss a potential acquisition of Family Dollar and the implications on any such combination as a result of the ownership of approximately 9.39% of the then-outstanding shares of Family Dollar by Carl. C. Icahn and certain of his affiliates, as indicated on a Schedule 13D filed on June 6, 2014, including the increase in Family Dollar’s share price following such announcement and the impact such price increase might have on the price that Dollar General might need to pay to acquire Family Dollar as well as the potential impact that a large stockholder advocating for a sale of Family Dollar might have in any negotiations with the Family Dollar Board with respect to a potential transaction.”

(e)	The fourth sentence in the fifteenth paragraph is hereby replaced in its entirety by the following:

“While suggesting that the timing of a combination was not optimal for Dollar General, as a result of factors such as the recent increase in the price of Family Dollar shares following the investment by Mr. Icahn, the potential impact that a large stockholder advocating for a sale of Family Dollar might have in any negotiations and management succession planning, the representatives of Dollar General communicated to Mr. Levine that Dollar General’s interest likely would be at a modest premium to the current stock price ($68.14 at such time).”

(f)	The following is hereby added at the end of the fifteenth paragraph:

“If at any time during the June 19th meeting the representatives of Family Dollar had indicated that Family Dollar might be in discussions with another party or that there was otherwise any urgency to make a proposal at that time, Dollar General would have promptly sought to do so prior to the announcement of the Dollar Tree Merger Agreement. The fact that, subsequent to the announcement of the Dollar Tree Merger Agreement, Dollar General has made two proposals to the Family Dollar board and has made the Offer to Family Dollar stockholders illustrates Dollar General’s willingness to act once the urgency of such action was made apparent.”

5.	The subsection “Proposed Merger Agreement” in Section 11 “Background of the Offer; Proposed Merger Agreement; Other Transactions with Family Dollar” of the Offer to Purchase is hereby amended as follows:

(a)	The following is hereby added at the end of the third bullet point:

“(this amount is in addition to Dollar General agreeing to fund the $305 million break-up fee if Family Dollar should become obligated to pay that fee to Dollar Tree upon termination of the Dollar Tree Merger Agreement in order to enter into a merger agreement with Dollar General)”; and

(b)	The fifth bullet is hereby replaced in its entirety by the following:

“The “End Date” would be June 10, 2015, with (a) an extension until the earlier of (i) the third business day after the last day of the Marketing Period and (ii) July 3, 2015 if all the conditions to closing have been satisfied or are capable of being satisfied other than the Marketing Period having not expired and the Marketing Period has commenced on or before June 10, 2015 and (b) an extension until September 10, 2015 if all the conditions to closing other than the HSR Condition have been satisfied or are capable of being satisfied, with an additional extension until September 29, 2015 if on September 8, 2015, the Marketing Period has commenced but not ended.”

6.	The following is hereby added after the second sentence of the fourth paragraph of the subsection “Purpose of the Offer and Proposed Merger” in Section 12 “Purpose of the Offer and the Proposed Merger; Plan for Family Dollar; Statutory Requirements; Approval of the Proposed Merger”:

“Given Dollar General’s advisors’ experience and extensive analysis, Dollar General and the Purchaser believe that this number is more than adequate to clear any FTC review as Dollar General and the Purchaser believe that the FTC will evaluate this transaction as involving a “fill-in” shop/trip instead of a “destination” or “stock-up” shop/trip, increasing the number and type of stores that would be considered competitors to Dollar General or Family Dollar in any given market.”

7.	Clause (ii) of the definition of “Marketing Period” in Section 14 “Conditions of the Offer” of the Offer to Purchase is hereby replaced in its entirety by the following:

“(ii) in the case such period commences (x) on September 8, 2014 or (y) on or before June 10, 2015 and has not ended by such time, fifteen (15) consecutive business days”.

8.	The second paragraph of the subsection “Antitrust” in Section 15 “Certain Legal Matters; Regulatory Approvals; Appraisal Rights” of the Offer to Purchase is hereby amended as follows:

(a)	The following sentence is hereby added after the second sentence thereof:

“Dollar General believes that electing the thirty day waiting period rather than the shorter fifteen day waiting period applicable to cash tender offers will allow Dollar General additional time to provide information to the Antitrust Division and the FTC in support of its HSR filing and give the Antitrust Division and the FTC a sufficient amount of time to consider such information.”; and

(b)	The fourth and fifth sentences are hereby replaced in their entirety by the following:

“However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us and/or Family Dollar. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, thirty (30) days after our and Family Dollar’s substantial compliance with such request.”

9.	The following paragraphs are hereby added following the second paragraph of the subsection “Appraisal Rights” in Section 15 “Certain Legal Matters; Regulatory Approvals; Appraisal Rights” of the Offer to Purchase:

“Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, is required to notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the Proposed Merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL.

If a holder of Shares elects to exercise appraisal rights under Section 262 of the DGCL with respect to any Shares, such stockholder will be required to do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for the Shares occurs, and 20 days after the date of mailing of the required notice provided pursuant to the preceding paragraph, deliver to Family Dollar a written demand for appraisal of such Shares, which demand must reasonably inform Family Dollar of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;

•	not tender such Shares in the Offer; and

•	if the required notice described in the first bullet is delivered prior to the consummation of the Offer, continuously hold of record such Shares from the date on which the written demand for appraisal is made through the effective time of the Proposed Merger.

If the Proposed Merger is consummated pursuant to Section 251(h) of the DGCL and the required notice did not notify stockholders of the effective date of the Proposed Merger, either (i) Family Dollar shall send a second notice before the effective date of the Proposed Merger notifying each of the holders of any class or series of stock of Family Dollar that are entitled to appraisal rights of the effective date of the Proposed Merger or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date of the Proposed Merger; provided, however, that if such second notice is sent later than the later of the consummation of the Offer and 20 days following the sending of the first notice, such second notice will only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal. If the Proposed Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of such stockholder’s appraisal rights.”

10.	The first paragraph of Section 18 “Miscellaneous” of the Offer to Purchase is hereby replaced in its entirety by the following:

“The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(viii)	Amended Preliminary Proxy Statement on Schedule 14A of Dollar General and Purchaser (incorporated by reference to the Amended Preliminary Proxy Statement on Schedule 14A filed by Dollar General and Purchaser with the Securities and Exchange Commission on October 1, 2014).

(a)(5)(iii)	Press release issued by Dollar General on October 1, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2014

D3 MERGER SUB, INC.

By:	/s/ Rhonda M. Taylor
	Name:	Rhonda M. Taylor
	Title:	Vice President and Secretary

DOLLAR GENERAL CORPORATION

By:	/s/ Rhonda M. Taylor
	Name:	Rhonda M. Taylor
	Title:	Senior Vice President and General Counsel